UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

AEGIS COMMUNICATIONS GROUP, INC.

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

00760B105

(CUSIP Number)

Robert D. Denious

2000 Town Center

Suite 2450

Southfield, MI 48075

(248) 213-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 14, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (11-02)

CUSIP No. 00760B105

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only).

Questor Partners Fund II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

0
8. Shared Voting Power

0
9. Sole Dispositive Power

0
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

0%
14.	Type of Reporting Person (See Instructions)

PN

CUSIP No. 00760B105

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only).

Questor Side-by-Side Partners II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

0
8. Shared Voting Power

0
9. Sole Dispositive Power

0
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

0%
14.	Type of Reporting Person (See Instructions)

PN

CUSIP No. 00760B105

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only).

Questor Side-by-Side Partners II 3(c)(1), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

0
8. Shared Voting Power

0
9. Sole Dispositive Power

0
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

0%
14.	Type of Reporting Person (See Instructions)

PN

CUSIP NO. 00760B105

Item 1. Security and Issuer.

This Amendment No. 12 to the Statement on Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on December 20, 1999 (as amended, the “Statement”) is filed with respect to the Common Stock, par value $.01 per share (the “Common Stock”), of Aegis Communications Group, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 7880 Bent Branch Drive, Suite 150, Irving, Texas 75063.

Item 2. Identity and Background.

Item 2 is hereby amended and restated in its entirety as follows:

This Statement is being filed by Questor Partners Fund II, L.P., a Delaware limited partnership (“Questor Partners II”), Questor Side-by-Side Partners II, L.P., a Delaware limited partnership (“Questor SBS II”), and Questor Side-by-Side Partners II 3(c)(1), L.P., a Delaware limited partnership (“Questor 3(c)(1),” and together with Questor Partners II and Questor SBS II, the “Filing Persons”).

The Filing Persons were formed to seek substantial long-term capital appreciation by investing capital in, and applying their turnaround, bankruptcy and management expertise to, underperforming, troubled and distressed companies and, overall, to special situations. The Filing Persons seek to make investments that can lead to sole or shared control or substantial influence over businesses through ownership of equity, debt (including loans and trade claims) or other securities capable of providing equity-like returns. The Filing Persons intend to leverage the capital employed with the management, turnaround, financial restructuring, crisis management and unique special situation capabilities of the Filing Persons’ managers and their affiliates.

The general partner of Questor Partners II is Questor General Partner II, L.P., a Delaware limited partnership (“QGP II”), whose sole business is to act as the general partner of Questor Partners II. The general partner of QGP II, Questor SBS II and Questor 3(c)(1) is Questor Principals II, Inc., a Delaware corporation (“Questor Principals”), whose sole business is to act as the general partner of QGP II, Questor SBS II and Questor 3(c)(1). Questor Management Company, LLC, a Delaware limited liability company (“Questor Management,” and, together with the Filing Persons, QGP II and Questor Principals, the “Questor Entities”) conducts the day-to-day management of the Filing Persons and other investment funds.

The controlling shareholder of Questor Principals and the ultimate controlling holder of membership interests of Questor Management is Jay Alix. Mr. Alix, Dean Anderson, Robert D. Denious, Michael Grindfors, John A. Janitz, Albert A. Koch, Wallace L. Rueckel and Dominick J. Schiano are the directors of Questor Principals (the “Questor Directors”). Mr. Alix and Mr. Janitz are the executive officers of Questor Principals and Questor Management, and Mr. Alix is the sole director of Questor Management.

Mr. Alix is the President and Chief Executive Officer and a Co-Managing Principal of Questor Principals and Questor Management. In addition, Mr. Alix is the founder and a

CUSIP NO. 00760B105

principal of AlixPartners, LLC, a Delaware limited liability company (“AlixPartners”), a nationally-recognized turnaround and crisis management firm based in Southfield, Michigan. Mr. Janitz is a Co-Managing Principal of Questor Principals and Questor Management. Mr. Anderson, Mr. Denious, Mr. James E. Griffin, Jr., Mr. Grindfors, Mr. Koch, Mr. Rueckel and Mr. Schiano are Managing Directors of Questor Principals and Questor Management. Mr. Grindfors is the President and a Managing Director of AlixPartners. Mr. Koch is a Managing Director of AlixPartners. Each of the Questor Directors, other than Mr. Grindfors, is a citizen of the United States. Mr. Grindfors is a citizen of Sweden.

The principal offices of the Filing Persons, QGP II and Questor Principals are located at 103 Springer Building, 3411 Silverside Road, Wilmington, Delaware 19810. The principal offices of Questor Management and the business address of Mr. Alix, Mr. Anderson, Mr. Denious, Mr. Griffin, Mr. Janitz, Mr. Koch, Mr. Rueckel and Mr. Schiano are located at 2000 Town Center, Suite 2450, Southfield, Michigan 48075. The business address of Mr. Grindfors is 3rd Floor North, 20 Balderton Street, London W1K6TL United Kingdom.

During the last five years, none of the Questor Entities or the Questor Directors has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5. Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated in its entirety as follows:

(a) As of September 14, 2006, (1) Questor Partners II is the direct beneficial owner of 0 shares of Common Stock, (2) Questor SBS II is the direct beneficial owner of 0 shares of Common Stock and (3) Questor 3(c)(1) is the direct beneficial owner of 0 shares of Common Stock.

As of September 14, 2006, the Filing Persons, the Questor Entities and the Questor Directors may be deemed to own beneficially 0 shares of Common Stock.

Item 5(c) is hereby amended by adding the following thereto:

(c) On May 11, 2006, (1) Questor Partners II sold 237,176 shares of Common Stock at $0.039 per share, (2) Questor SBS II sold 9,140 shares of Common Stock at $0.039 per share and (3) Questor 3(c)(1) sold 3,684 shares of Common Stock at $0.039 per share. The transactions were consummated by Jefferies & Co., Inc. on behalf of the Filing Persons.

On May 12, 2006, (1) Questor Partners II sold 289,354 shares of Common Stock at $0.039 per share, (2) Questor SBS II sold 11,151 shares of Common Stock at $0.039 per share

CUSIP NO. 00760B105

and (3) Questor 3(c)(1) sold 4,495 shares of Common Stock at $0.039 per share. The transactions were consummated by Jefferies & Co., Inc. on behalf of the Filing Persons.

On May 15, 2006, (1) Questor Partners II sold 23,718 shares of Common Stock at $0.039 per share, (2) Questor SBS II sold 914 shares of Common Stock at $0.039 per share and (3) Questor 3(c)(1) sold 368 shares of Common Stock at $0.039 per share. The transactions were consummated by Jefferies & Co., Inc. on behalf of the Filing Persons.

On May 16, 2006, (1) Questor Partners II sold 474,352 shares of Common Stock at $0.039 per share, (2) Questor SBS II sold 18,280 shares of Common Stock at $0.039 per share and (3) Questor 3(c)(1) sold 7,368 shares of Common Stock at $0.039 per share. The transactions were consummated by Jefferies & Co., Inc. on behalf of the Filing Persons.

On May 17, 2006, (1) Questor Partners II sold 189,741 shares of Common Stock at $0.040 per share, (2) Questor SBS II sold 7,312 shares of Common Stock at $0.040 per share and (3) Questor 3(c)(1) sold 2,947 shares of Common Stock at $0.040 per share. The transactions were consummated by Jefferies & Co., Inc. on behalf of the Filing Persons.

On June 9, 2006, (1) Questor Partners II sold 14,231 shares of Common Stock at $0.038 per share, (2) Questor SBS II sold 548 shares of Common Stock at $0.038 per share and (3) Questor 3(c)(1) sold 221 shares of Common Stock at $0.038 per share. The transactions were consummated by Jefferies & Co., Inc. on behalf of the Filing Persons.

On July 10, 2006, (1) Questor Partners II sold 75,896 shares of Common Stock at $0.039 per share, (2) Questor SBS II sold 2,925 shares of Common Stock at $0.039 per share and (3) Questor 3(c)(1) sold 1,179 shares of Common Stock at $0.039 per share. The transactions were consummated by Jefferies & Co., Inc. on behalf of the Filing Persons.

On July 14, 2006, (1) Questor Partners II sold 632,785 shares of Common Stock at $0.039 per share, (2) Questor SBS II sold 24,386 shares of Common Stock at $0.039 per share and (3) Questor 3(c)(1) sold 9,829 shares of Common Stock at $0.039 per share. The transactions were consummated by Jefferies & Co., Inc. on behalf of the Filing Persons.

On July 19, 2006, (1) Questor Partners II sold 23,718 shares of Common Stock at $0.039 per share, (2) Questor SBS II sold 914 shares of Common Stock at $0.039 per share and (3) Questor 3(c)(1) sold 368 shares of Common Stock at $0.039 per share. The transactions were consummated by Jefferies & Co., Inc. on behalf of the Filing Persons.

On August 8, 2006, (1) Questor Partners II sold 730,502 shares of Common Stock at $0.036 per share, (2) Questor SBS II sold 28,151 shares of Common Stock at $0.036 per share and (3) Questor 3(c)(1) sold 11,347 shares of Common Stock at $0.036 per share. The transactions were consummated by Jefferies & Co., Inc. on behalf of the Filing Persons.

On September 14, 2006, (1) Questor Partners II sold 69,417,590 shares of Common Stock at $0.0268 per share, (2) Questor SBS II sold 2,675,146 shares of Common Stock at $0.0268 per share and (3) Questor 3(c)(1) sold 1,078,271shares of Common Stock at $0.0268 per share.

CUSIP NO. 00760B105

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended and supplemented by adding the following thereto:

Agreement of Joint Filing among the Filing Persons, dated as of September 14, 2006.

CUSIP NO. 00760B105

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 14, 2006

QUESTOR PARTNERS FUND II, L.P. a Delaware limited partnership

	By:	Questor General Partner II, L.P. its General Partner
	By:	Questor Principals II, Inc. its General Partner

	By:	/s/ Robert D. Denious
	Title:	Managing Director

QUESTOR SIDE-BY-SIDE PARTNERS II, L.P. a Delaware limited partnership

	By:	Questor Principals II, Inc. Its General Partner

	By:	/s/ Robert D. Denious
	Title:	Managing Director

QUESTOR SIDE-BY-SIDE PARTNERS II 3(C)(1), L.P. a Delaware limited partnership

	By:	Questor Principals II, Inc. Its General Partner

	By:	/s/ Robert D. Denious
	Title:	Managing Director

CUSIP NO. 00760B105

EXHIBIT INDEX

1        Agreement of Joint Filing among the Filing Persons, dated as of September 14, 2006.